FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of **March 2006**

Commission File Number: **0-30150**



(Translation of registrant's name into English)

Suite 300, 1055 West Hastings Street, Vancouver, B.C., Canada, V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [**X**]   Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

<p align="center">Yes [ ]   No [X]</p>

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Documents Included as Part of this Report

Exhibit No.	Document
1	News Release dated March 31, 2006
2	Material Change Report dated March 31, 2006

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BUFFALO GOLD L

Date: April 3, 2006

By: *Damien Reynold*

_____

Name: **Damien Reynold,**
Title: **Chairman of the B**



300 -1055 W. Hastings Street
Vancouver, BC, Canada V6E 2S9
Phone: 604.685.5492 Fax: 604.685.2536
www.buffalogold.ca

BUFFALO CLOSES GOLD FX ACQUISITION

Vancouver, B.C., March 31, 2006 – Buffalo Gold Ltd. (TSX-V: BUF.U) is pleased to report that it has closed its acquisition of Gold FX Limited ("Gold FX").

Gold FX is a private Australian company with gold and uranium exploration assets in Queensland and the Northern Territory of Australia. These projects host a number of uranium targets that have been defined based on geophysical airborne radiometric data. While Buffalo will remain firmly focused on its core gold project at Mt. Kare in Papua New Guinea, the Gold FX acquisition will allow Buffalo to increase exposure to the uranium market with the thirteen new uranium and gold prospective tenements held by Gold FX.

With the closing of the acquisition, Buffalo is pleased to report that the highly experienced Gold FX management team has joined with Buffalo's existing management to develop these exciting projects. Gold FX's Australian based Chairman, John Park has joined the Buffalo Board as a non-executive director while Mark Dugmore, Gold FX's Managing Director, has been appointed as Buffalo's Vice-President Corporate Development. In addition, Bob Skrzeczynski, Gold FX's Director Exploration & Commercial and Dr. Gary Arnold, a key consultant to Gold FX, have been appointed as consultants to Buffalo

In connection with these appointments, Buffalo also reports that it has, subject to regulatory approval, granted incentive stock options entitling the purchase of up to 375,000 shares at a price of USD$1.05 per share until March 31, 2011.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U), please visit its website at www.buffalogold.ca.

On behalf of the Board of Directors of
BUFFALO GOLD LTD.

   "*Damien Reynolds*"

Damien Reynolds,
Chairman of the Board of Directors
and Chief Executive Officer

For further information please contact:
Julie Hajduk, Investor Relations
E-mail: julie@buffalogold.ca

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY
FOR THE ACCURACY OF THIS PRESS RELEASE

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1   Name and Address of Company

Buffalo Gold Ltd. ("Buffalo" or the "Company")
Suite 300, 1055 West Hastings Street
Vancouver, BC V6E 2E9

Item 2   Date of Material Change

March 31, 2006

Item 3   News Release

A press release was issued on March 31, 2006, at Vancouver, B.C.

Item 4   Summary of Material Change

Buffalo has:
- closed its acquisition of Gold FX Limited;
- made new appointments to its board and management team; and
- granted incentive stock options.

Item 5   Full Description of Material Change

Buffalo has closed its acquisition of Gold FX Limited ("Gold FX"). Gold FX is a private Australian company with gold and uranium exploration assets in Queensland and the Northern Territory of Australia. These projects host a number of uranium targets that have been defined based on geophysical airborne radiometric data. While Buffalo will remain firmly focused on its core gold project at Mt. Kare in Papua New Guinea, the Gold FX acquisition will allow Buffalo to increase exposure to the uranium market with the thirteen new uranium and gold prospective tenements held by Gold FX.

With the closing of the acquisition, Buffalo is pleased to report that the highly experienced Gold FX management team has joined with Buffalo's existing management to develop these exciting projects. Gold FX's Australian based Chairman, John Park has joined the Buffalo Board as a non-executive director while Mark Dugmore, Gold FX's Managing Director, has been appointed as Buffalo's Vice-President Corporate Development. In addition, Bob Skrzeczynski, Gold FX's Director Exploration & Commercial and Dr. Gary Arnold, a key consultant to Gold FX, have been appointed as consultants to Buffalo

In connection with these appointments, Buffalo also reports that it has, subject to regulatory approval, granted incentive stock options entitling the purchase of up to 375,000 shares at a price of USD$1.05 per share until March 31, 2011.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U), please visit its website at www.buffalogold.ca.

Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7   Omitted Information

Not applicable.

Item 8   Executive Officer

Damien Reynolds, Chairman of the Board at (604) 685-5492.

Item 9   Date of Report

March 31, 2006

BUFFALO GOLD LTD.

Per: *Damien Reynolds*

_____

Damien Reynolds,
Chairman of the Board of Directors